SandRidge Energy, Inc.

Via EDGAR and Hand Delivery

February 8, 2012

H. Roger Schwall
Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:                             SandRidge Mississippian Trust II
Registration Statement on Form S-1
Filed January 5, 2012
File No.  333-178894

SandRidge Energy, Inc.
Registration Statement on Form S-3
Filed January 5, 2012
File No.  333-178894-01

Dear Mr. Schwall:

Set forth below are the responses of SandRidge Mississippian Trust II, a Delaware statutory trust (the “trust”), and SandRidge Energy, Inc., a Delaware corporation (“SandRidge” or the “Company,” and, together with the trust, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated February 3, 2012, with respect to the Registration Statement on Form S-1 and Form S-3 (File Nos. 333-178894 and 333-178894-01, respectively) initially filed with the Commission on January 5, 2012 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  For your convenience, we will hand deliver four complete copies of Amendment No. 1, as well as four copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.

With respect to comment 1, we will send the Staff a supplemental response, submitted with a request for confidential treatment pursuant to Rule 83, containing material responsive to that comment.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text.  Unless otherwise specified, all references to page numbers and captions correspond to the prospectus included as part of Amendment No. 1.

Joint Registration Statement on Form S-1 and Form S-3

General

1.                                      Please furnish to us the petroleum engineering reports you used as the basis for your December 31, 2011 proved and probable reserve disclosures, including the following:

a)                                     One-line recaps in spread sheet format for each property sorted by field within each reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

b)                                     Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

c)                                      Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories;

d)                                     Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed and proved undeveloped categories (six entities in all) as well as the AFE for each of the three PUD properties.  Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

Please direct these engineering items to:

U.S.  Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-4628

Attn: Ronald M.  Winfrey

Response:

We acknowledge the Staff’s request and will provide the Staff with materials in response to this request in a supplemental letter submitted to the Staff, together with a request for confidential treatment.

2.                                     When comments also could apply to similar or related disclosure that appears elsewhere in the same or another section, please make parallel changes to all affected disclosure.  This will eliminate the need for us to repeat similar comments.

Response:

We acknowledge the Staff’s comment and, where comments on a section also relate to disclosure in another section, have made parallel changes to all affected disclosure.

3.                                      If a numbered comment in this letter raises more than one question, ensure that you fully respond to each question.  Make sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

Response:

We acknowledge the Staff’s comment and have endeavored to fully respond to each question and bullet point, and to ensure that this letter indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of Amendment No. 1.

4.                                      In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit.  For example, we note your disclosure on pages 2 and 51 relating to the percentage of the target distributions that will be hedged.

Response:

We acknowledge the Staff’s comment and have filled in as many blanks as we are able to at this time.  We also confirm to the Staff that we will not circulate copies of the Registration Statement or the preliminary prospectus until we have included an estimated price range, dollar amounts dependent upon the offering price that are based on the midpoint of the offering price range and all other information, including the blanks noted by the Staff in its comment, except for information we are permitted to exclude in reliance upon Rule 430A.

5.                                      Please provide for our review and possible comment any graphics or other artwork you propose to include in the prospectus.

Response:

We acknowledge the Staff’s comment and will provide for the Staff’s review and comment any additional graphics or other artwork that we propose to include in the prospectus.  We note that the only graphic or artwork that is contemplated to be included in the prospectus at this time is the map of the AMI that appears immediately after the cover page of the prospectus.

6.                                      Please inform us when the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.  Prior to requesting accelerated effectiveness, please be sure to provide us with a copy of the FINRA no objections letter.

Response:

We acknowledge the Staff’s comment and undertake to inform the Staff when the amount of compensation allowable or payable to the underwriters of the offering has received clearance by FINRA and to provide the Staff with a copy of the FINRA no-objections letter prior to requesting accelerated effectiveness.

7.                                      We note that you have not provided most of your exhibits.  With the next amendment or as soon as practicable thereafter, please file all material exhibits, including the legality and tax opinions, in order to facilitate our review.  Similarly, provide us with all promotional and sales materials prior to their use.  Once you file the exhibits and provide the materials, we will need sufficient time to complete our review and may have additional comments.

Response:

We acknowledge the Staff’s comment and intend to file all remaining exhibits in time to allow the Staff to review these exhibits so that we may respond to any additional comments the Staff may have as a result of its review of the exhibits.  We will provide the Staff with a copy of any sales material expected to be furnished to investors in connection with the offering, prior to the use of such material, in time to allow the Staff to review such material so that we may respond to any comments the Staff may have as a result of its review.

8.                                      You do not yet provide a range for the potential offering price per share.  Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.  In that regard, be sure to provide a more precise discussion in the Use of Proceeds section, including the aggregate amount of the referenced “drilling obligation” and the particulars regarding any deemed “partial consideration” for the Perpetual Royalties.

Response:

We acknowledge the Staff’s comment and understand that the Staff will need sufficient time to process future amendments to the Registration Statement that contain a price range.

In addition, we have revised the disclosure under “Use of Proceeds” to insert a reference to the estimated amount of the cost of the drilling obligation.  With respect to the reference to the “partial consideration” for the Perpetual Royalties, we have revised the disclosure in the first paragraph of “Use of Proceeds” to eliminate any potential confusion, and to state that all of the net proceeds will be delivered to one or more of SandRidge’s wholly-owned subsidiaries as part of the consideration for the royalty interests.  We have also added a cross-reference to the section captioned “The Trust— Formation Transactions” which describes in more detail the exchange of the royalty interests for the cash proceeds of the offering and units of beneficial interest in the trust.  We think the salient fact for “Use of Proceeds” is that the entirety of the cash proceeds of the offering will be delivered to SandRidge as part of the consideration paid for the royalty interests, and we believe the changes we have made clarifies this.  See pages 17 and 42.

9.                                      Revise the prospectus to ensure that you give effect to Securities Act Release 33-6900.  As examples only, we refer you to Sections II.A.3.f and III.B.2.  Be sure to provide updated narrative and tabular prior performance information.

Response:

We acknowledge the Staff’s comment.  While we do not necessarily concur with the Staff’s suggestion that the disclosures called for by Securities Act Release No. 33-6900 (the “Release”) are applicable to the trust’s offering (because the trust is not a limited partnership and the offering is not a “roll-up” transaction, and because there is a question, in our view, as to whether the trust is a “finite-life entity”), we have reviewed the Release and we believe we have already incorporated such disclosures in the prospectus that we believe are appropriately responsive to those items of the Release and Industry Guide 5 that are specifically applicable to the trust and the offering.

For instance, we have included on the cover page of the prospectus the disclosure called for by Section II.A.3.a of the Release and Section 1.D of Industry Guide 5 (that is, a bullet list of the most significant risk factors).  Further, we believe the prospectus is consistent with the guidance set forth in the Release regarding, among other things, readability of information, clarity of caption headings, table of contents, clear summary section, and clear and concise risk factors.  The prospectus also contains descriptions of the trust agreement, trust units, royalty interests, distributions to unitholders, the trustee’s fiduciary duties, unitholders’ voting rights, and material U.S. federal income tax considerations.  In other words, to the extent applicable and material, we believe the prospectus already includes the disclosures contemplated by the Release and Industry Guide 5.

We note that much of the disclosure guidance in the Release is aimed at roll-up transactions.  However, there is no roll-up transaction (as defined in Item 901(c)(1) of Regulation S-K) taking place in the context of the trust’s formation or offering.  Further, many of the disclosure requirements in Industry Guide 5 are aimed primarily at offerings by real estate partnerships and are not applicable by their terms to an offering of units of beneficial interest in a royalty trust structure such as the trust’s offering.

With respect to prior performance information, we note that the comment makes reference to Section III.B.2 of the Release.  We respectfully suggest that the Staff may have meant to make reference to Section III.B.3.b of the Release, which, like Section II.A.3.f, addresses prior performance information.  With respect to the disclosure called for by Sections II.A.3.f and III.B.3.b of the Release, we have included a narrative discussion of SandRidge’s experience with its other royalty trusts, SandRidge Mississippian Trust I and SandRidge Permian Trust, on pages 43 through 45.  This narrative includes disclosure with respect to how actual distributions made to unitholders by these trusts for completed quarterly periods compare to the two trusts’ target distributions for such periods.  As reflected in this section, actual distributions have exceeded target distributions for each completed quarterly period for both SandRidge Mississippian Trust I and SandRidge Permian Trust.  See pages 43 and 44.

Finally, we believe the disclosures in the prospectus that are responsive to the Release and Industry Guide 5 are consistent with the type and scope of comparable disclosures presented in prospectuses for public offerings by other, similar royalty trusts, including, by way of example, ECA Marcellus Trust I, SandRidge Permian Trust, Whiting USA Trust I, and VOC Energy Trust.

10.                               Please provide the complete disclosure that Items 401, 402, and 404 of Regulation S-K require.  With regard to Item 402 disclosure, clearly quantify and discuss any material direct or indirect compensation each listed individual receives from the trust or from SandRidge Energy for work related to the trust.  If you omit any of the disclosure Form S-1 would otherwise require, please explain in necessary detail why you believe any such information would not be required, and direct the reader to comparable disclosure, if applicable.

Response:

We acknowledge the Staff’s comment.  We respectfully advise the Staff that the trust has no directors, officers or employees.  The trust is a passive, pass-through entity that does not itself conduct oil and natural gas exploration and production, but merely passes through the proceeds received by it from SandRidge pursuant to the terms of the royalty interests.  The trust has a corporate trustee whose primary role is to perform the necessary administrative duties associated with collecting cash proceeds attributable to the royalty interests and distributing the appropriate amount of cash to trust unitholders.  No director, officer or employee of SandRidge receives compensation, directly or indirectly, for work related to the trust.  With regard to Item 404 of Regulation S-K, we have already provided disclosure describing the trust’s transactions with SandRidge, which will be a beneficial owner of more than 5% of the trust’s units.  These disclosures appear throughout the prospectus, including on pages 47-49 (describing the Development Agreement and drilling support lien), pages 49-50 (describing the trust’s hedging arrangements and the Derivatives Agreement), page 50 (describing the Administrative Services Agreement), and page 96 (describing the Registration Rights Agreement).

Important Notice About Information In This Prospectus, page i

11.                               You indicate in this section that the reader “should not rely” on certain information.  However, that statement does not appear to give full effect to the reference in the last paragraph on page 43 regarding disclosure provided in Exchange Act filings by SandRidge Energy.  Please revise accordingly.

Response:

We acknowledge the Staff’s comment and have revised the disclosure under “Important Notice About Information in this Prospectus” to add a reference to disclosure provided in SandRidge’s filings under the Exchange Act that are incorporated by reference in the prospectus.  See page i.

Prospectus Cover Page

12.                               We note your disclosure that you intend to list your common units on the New York Stock Exchange.  Please provide us with updated information regarding the status of the application.

Response:

We acknowledge the Staff’s comment.  We have been in discussions with the New York Stock Exchange with respect to the listing of the common units.  The trust’s eligibility review for the listing of the common units is currently scheduled for February 9, 2012.

Target Distributions and Subordination and Incentive Thresholds, page 4

13.                               You provide target distributions for each quarter beginning with the first quarter of 2012, and you set forth on page 57 the amount of pro forma distributable income for the nine month period ended September 30, 2011, in the aggregate and on a per-unit basis.  If you have also calculated amounts on a quarterly basis for each quarter in the nine-month period, disclose that information in tabular form as well.  If prior to effectiveness of the registration statement and as a result of the passage of time you have available the most recent four quarters, expand your prospectus disclosure to provide that additional information.

Response:

We acknowledge the Staff’s comment.  We have not included, and have not calculated, pro forma distributable income for the trust on a quarterly basis for the quarters within the nine-month period ended September 30, 2011 because Article 11 of Regulation S-X does not require such quarterly presentation.  In this regard, we also believe the presentation of the pro forma statements included in the Registration Statement is consistent with the undertakings we made in our pre-filing correspondence with the Office of the Chief Accountant of the Division of Corporation Finance.  Furthermore, we do not believe that disclosure of the pro forma distributable income on a quarterly basis would provide meaningful information to investors, particularly since the long-form pro forma statements would be presented for the nine-month period, not quarterly periods.  For these reasons, we respectfully submit that it would not be useful or appropriate to include pro forma distributable income on a quarterly basis for the quarters within the nine-month period ended September 30, 2011.  We note also that, in response to the Staff’s comment 16, we have revised the narrative on pages 56 and 57 to explain the reasons why the estimated cash available for distribution in quarterly periods in 2012 is in excess of the historical cash available for distribution on a pro forma basis for the nine-month period ended September 30, 2011.

Risk Factors, page 20

14.                               You currently provide 23 pages of risk factors.  Please revise to present the material risks more concisely, tailoring the risks to your precise circumstances and eliminating extraneous or mitigating language.  Examples of language that should be removed include some clauses that begin “although,” “while,” or “however” and statements that you can “provide no assurance” about a particular outcome.

Response:

We acknowledge the Staff’s comment and have revised a number of the risk factors to make them more concise.  We have removed two risk factors and have shortened some risk factors by removing extraneous language.  We have also removed mitigating language throughout the risk factors, including clauses that used the wording highlighted by the staff.  See pages 20, 24, 26, 28-32, 36 and 39.

With the foregoing changes, we believe the risks described in the risk factors are tailored to the specific risks relevant to the Trust and the offering.  We also believe the quantity and content of the risk factors are generally consistent with risk factor disclosure presented in prospectuses for public offerings by other, similar royalty trusts, including, by way of example, ECA Marcellus Trust I, SandRidge Permian Trust, Whiting USA Trust I, and VOC Energy Trust.

15.                               Ensure that the captions and text clearly identify the particular risk to you or to investors.  For example, please see “There has been no public market for the common units, etc.”  Also, the risk factor “A trust unitholder whose units are loaned to a ‘short seller’” presumably is not a material risk for the vast majority of investors.  If you retain it, revise the last sentence so that it is not providing direction on how to minimize the identified risk.

Response:

We acknowledge the Staff’s comment and have revised the captions for a number of the risk factors to more clearly identify the particular risk being addressed.  See pages 20, 26, 28 and 30-31.

In addition, we have deleted the risk factor that begins, “A trust unitholder whose units are loaned to a ‘short seller’ . . . .” in response to the Staff’s comment.  See page 39.

Targeted Distributions and Subordination and Incentive Thresholds

Unaudited Pro Forma Distributable Income, page 57

16.                               We note from your disclosure here and from the pro forma financial information presented on page F-16, that distributable income for the nine months ended September 30, 2011 would have been $16.6 million.  We further note that estimated cash available for distribution for the three months ended March 30, 2012 is approximately $19.1 million.  Please modify your disclosure to discuss the specific reasons your cash available for distribution for future periods will be significantly in excess of the historical amounts.  To the extent the increases are the result of increases in production, please include discussion of actual results incurred through a recent date, and how such results correlate to the amounts estimated in the reserve reports prepared by Netherland Sewell.

Response:

The primary reason that cash available for distribution in quarterly periods in 2012 will be in excess of the historical amounts shown in the pro forma statements for the period ended September 30, 2011 is that there were significantly fewer producing wells in the Underlying Properties in 2011 compared to the number of wells that are anticipated to be completed and producing during 2012.  The first well in the Underlying Properties only began production in early 2011, so the 2011 period reflects a ramping up of wells coming online and beginning to produce.  This trend continued through the end of 2011 and will also continue into 2012.  Specifically, there were 38 producing wells in the Underlying Properties as of September 30, 2011, compared to 54 producing wells and 13 additional wells awaiting completion, as of December 31, 2011.  Production of oil and natural gas has been increasing during each quarter in 2011 and will continue to do so in 2012 as more wells are completed and begin to produce.  As a result, the estimated cash available for distribution in quarterly periods during 2012 reflects this increasing level of production.

We have added language on pages 56 and 57 to explain the primary reason that cash available for distribution in quarterly periods in 2012 will be in excess of the historical amounts shown in the pro forma statements for the nine-month period ended September 30, 2011.  This new disclosure also states that estimated production amounts reflected in the reserve reports prepared by Netherland Sewell are consistent with actual production from the Producing Wells for the nine-month period ended September 30, 2011.

In addition, we anticipate that prior to requesting acceleration of effectiveness of the Registration Statement, we will amend the Registration Statement to include production information for the Underlying Properties for the year ended December 31, 2011.

Significant Assumptions Used to Calculate the Target Distributions

Administrative Expense, page 60

17.                               We note that administrative expenses are estimated to be $1.3 million annually, and that $450,000 of this amount relates to the annual administrative fee payable to the trustee and SandRidge Energy Inc.  Please provide further detail regarding what makes up the remaining $850,000, and how such amounts were determined.

Response:

We acknowledge the Staff’s comment.  The balance of the trust’s estimated administrative  expenses ($850,000) is comprised of estimated filing fees and professional services fees for audit and tax compliance services, reserve estimation services and legal services.  The estimated amount of these additional administrative expenses is  based on estimates provided by the expected service providers, SandRidge’s experience with its other royalty trusts, SandRidge Mississippian Trust I and SandRidge Permian Trust, as well as SandRidge’s experience with the expenses associated with its public filings.  We have revised the disclosure to make this clear.  See page 59.

The Underlying Properties

Oil and Natural Gas Sales Prices and Production Costs, page 66

18.                               We note that total production for the underlying properties for the nine months ended September 30, 2011 was 396,040 BOE.  Please revise your disclosure to explain if the volume produced is consistent with the estimated volumes reported on the individual wells reserve report.  If not, please include corresponding explanations for significant differences.

Response:

We have revised the disclosure referenced by the Staff to state that estimated production amounts reflected in the reserve reports prepared by Netherland Sewell are consistent with actual production from the Producing Wells for the nine-month period ended September 30, 2011.  See page 65.

Financial Statements — SandRidge Mississippian Trust Underlying Properties

General

19.                               As the Trust was not formed until December 2011, please rename the financial statements associated with the underlying properties in order to not infer that the Trust owned such properties for the nine months ended September 30, 2011.

Response:

We acknowledge the Staff’s comment and have renamed the financial statements associated with the Underlying Properties to make this clear.  See pages F-1 through F-7.

Note 3 Supplemental Oil and Natural Gas Reserve and Standardized Measure Information (Unaudited), page F-4

20.                               We note from your statement on page F-5, that the estimated remaining net proved, proved developed and proved undeveloped oil and natural gas reserves of the underlying properties, were estimated by SandRidge’s petroleum engineers.  This statement appears to be inconsistent with the statement on page 69, that “All of the oil and natural gas reserves in this prospectus were estimated by Netherland Sewell.” Please revise to clarify this inconsistency.

Response:

We acknowledge the Staff’s comment.  We respectfully advise the Staff that the information regarding oil and natural gas reserves provided in the pro forma financial statements for the nine months ended September 30, 2011 were estimated by SandRidge’s petroleum engineers, but that the information regarding oil and natural gas reserves provided in the prospectus as of December 31, 2011 were estimated by Netherland Sewell.  We have revised the disclosure to make this clear.  See page 68.

Notes to Unaudited Pro Forma Financial Information

Note 5 Pro Forma Supplemental Oil and Natural Gas Reserve and Standardized Measure Information

Oil and Natural Gas Reserve Quantities, page F-20

21.                               For the table of pro forma reserves on page F-21, please revise to provide explanations for the pro forma adjustments made to the reserve volumes associated with the underlying properties.

Response:

We acknowledge the Staff’s comment and have revised the table of pro forma reserves on page F-21 to describe the pro forma adjustments made to the reserve volumes associated with the Underlying Properties.  See page F-21.

* * * * * *

Thank you for your prompt attention to the foregoing.  Kindly direct any questions you may have with respect to this letter or the Registration Statement, including Amendment No. 1 thereto, to David H. Engvall at Covington & Burling LLP at (202) 662-5307.

In addition, if you have any questions about the responses addressing the engineering comments, please do not hesitate to contact Mr. Rodney Johnson, Executive Vice President — Reservoir Engineering, at (405) 429-5656.

Very truly yours,

SandRidge Mississippian Trust II

By:	SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
Philip T. Warman
Senior Vice President and General Counsel

SandRidge Energy, Inc.

By:	/s/ Philip T. Warman
Philip T. Warman
Senior Vice President and General Counsel

cc:	David H. Engvall, Covington & Burling LLP
Matthew R. Pacey, Vinson & Elkins L.L.P.
David P. Oelman, Vinson & Elkins L.L.P.